FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
Corporate Taxpayers’ ID (CNPJ) 47.508.411/0001 -56
Corporate Registry (NIRE) 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 04, 2010

1. DATE, TIME AND PLACE: The meeting was held on March 04, 2010, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), established at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call duly made pursuant to Article 15 of the Company’s Bylaws. Attendance of the majority of the members of the Board of Directors.

4. AGENDA: (i) Nomination of the Chief Executive Officer; (ii) Nomination of the Chief Financial Officer; (iii) Extinction of the position of Chief Operational Officer; and (iv) Consolidation of the composition of the Board of Executive Officers.

5. RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by the majority vote of the members of the Board of Directors as follows:

5.1. Due to the resignation of Mr. Claudio Eugênio Stiller Galeazzi from the position of Chief Executive Officer, to nominate, pursuant Article 18, “b” and Article 20 of the Company’s Bylaws, with term of office maturing on April 30, 2011, for the position of Chief Executive Officer: Mr. Enéas César Pestana Neto, Brazilian, married, accountant, Identity Card (RG) 11.383.698 -3, SSP/SP, and Individual Taxpayers’ ID (CPF/MF) 023.327.978 -40, residing and domiciled in the City and State of São Paulo, at Avenida Brigadeiro Luís Antonio, 3172. The Chairman of the Board, in the name of the Company, thanked Mr. Claudio Galeazzi for his priceless contribution that was fundamental to the development and progress achieved by this Company. The Chairman also reinforced that Claudio Galeazzi will continue participating in and contributing to management, coordinating all Galeazzi & Associados’ projects with the Group and also will attend the Board of Directors meetings as an invitee.

5.2. To nominate, pursuant Article 18, “b” and Article 20 of the Company’s Bylaws, with term of office beginning on March 09, 2010 and maturing on April 30, 2011, for the position of Chief Financial Officer: Mr. José Antônio de Almeida Filippo, Brazilian, married, civil engineer, bearer the Individual Taxpayers’ ID (CPF/MF) under nº 750.801.417 -00 and the Regional Engineering and Architecture Council (CREA) under nº 19.831.064 -55, residing and domiciled in the City and State of São Paulo, at Avenida Brigadeiro Luís Antonio, 3172. The elected officer declares, under the penalties of the law, not to be involved in any of the crimes provided for in law, which would hinder him from performing business activities, being aware of the provisions set forth in Article 147 of Law 6,404/76.

5.3. To extinguish the position of Chief Operational Officer.

5.4. In accordance with the aforementioned resolutions, to ratify and consolidate the composition of the Company’s Board of Executive Officers, namely: Chief Executive Officer: Enéas César Pestana Neto; Executive Vice-Presidents: José Roberto Coimbra Tambasco, Hugo Antônio Jordão Bethlem, Antônio Ramatis Fernandes Rodrigues and Claudia Elisa de Pinho Soares; Chief Financial Officer: José Antônio de Almeida Filippo; Investments and Construction Officer: Caio Racy Mattar; Hypermarkets Operating Officer: Sylvia de Souza Leão Wanderley; Regional Officer: Marcelo Lopes; Commercial Officer: Paulo Gualtieri; and Investor Relations Officer: Daniela Sabbag. The Board members also ratified the competences of other Officers as per minutes of Board of Directors’ Meeting held on April 30, 2008 and May 13, 2009.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, March 04, 2010. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending board members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Chermont and Guilherme Affonso Ferreira . Invited members: Arnaud Strasser and Samuel Elia. Minutes drawn up in the Company’s book, pursuant to paragraph 3 of Article 130 of Law 6,404/76, as amended.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues
Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 04, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.